Exhibit 99.1

Bequest Bonds I, Inc.

Financial Statements and Report

March 31, 2024

Independent Auditor’s Report

To Management of:

Bequest Bonds I, Inc.

Sarasota, FL

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Bequest Bonds I, Inc., which comprise the balance sheet as of March 31, 2024, and the related statement of income, statement of stockholders’ equity, and cash flows for the period then ended (since inception on February 15, 2024), and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Bequest Bonds I, Inc. as of March 31, 2024, and the results of its operations and its cash flows for the period then ended (since inception on February 15, 2024) in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Bequest Bonds I, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Bequest Bonds I, Inc.’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Bequest Bonds I, Inc.’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Bequest Bonds I, Inc.’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company was recently incorporated and has yet to receive financing or begin full operations. The conditions raise an uncertainty about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 5. The financial statement does not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

/s/ Tesseract Advisory Group LLC
Tesseract Advisory Group, LLC

OWINGS MILLS, MD

April 11, 2024

Bequest Bonds I, Inc.

Balance Sheet

As of March 31, 2024

Assets
Cash and cash equivalents	$	-
Total Current Assets		-

Total Assets		-

Liabilities & Stockholders’ Equity
Liabilities
Accounts payable and accrued expenses		-
Total Current Liabilities		-

Total Liabilities		-
Stockholders’ Equity
Common stock, 75,000 shares authorized; zero shares issued and outstanding; $1,000		-
par value per share
Retained Earnings		-
Total Stockholders’ Equity		-
Total Liabilities & Stockholders’ Equity	$	-

Bequest Bonds I, Inc.

Statement of Income

For the period (since inception on February 15, 2024) ended March 31, 2024

Revenues	$-
Cost of Revenues	-
Gross Profit (Loss)	-
Operating Expenses	-
Salaries and wages	-
Total Operating Expenses	-
Net Income (Loss)	$-

Bequest Bonds I, Inc.

Statement of Stockholders’ Equity

For the period (since inception on February 15, 2024) ended March 31, 2024

	Common	Additional Paid-In	Retained	Total Stockholders’
	Stock	Capital	Earnings	Equity
Balance at February 15, 2024	-	-	-	-
Net income (loss)	-	-	-	-
Balance at March 31, 2024	$-	$-	$-	$-

Bequest Bonds I, Inc.

Statement of Cash Flows

For the period (since inception on February 15, 2024) ended March 31, 2024

Cash Flows
Cash Flows From Operating Activities
Net income (loss)	-
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in)
Operating Activities
Depreciation and amortization	-
(Increase) decrease in operating assets, net of effects of businesses acquired
Accounts receivable	-
Increase (decrease) in operating liabilities, net of effects of businesses acquired
Accounts payable and accrued liabilities	-

Net Cash Provided by (Used in) Operating Activities	$-

Cash Flows from Investing Activities
Purchase of property, plant, and equipment	-

Net Cash Provided by (Used in) Investing Activities	-

Cash Flows from Financing Activities
Proceeds from issuance of common stock	-

Net Cash Provided by (Used in) Financing Activities	-

Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	-
Cash, cash equivalents, and restricted cash at beginning of period	-

Cash, Cash Equivalents, and Restricted Cash at End of Period	$-

Supplemental Cash Flow Information
Cash Paid During the Period for
Interest	-
Income taxes	-

Notes to the Financial Statements

Bequest Bonds I, Inc.

Notes to the Financial Statements

For the period (since inception on February 15, 2024) ended March 31, 2024

1. Summary of significant accounting policies

a. Nature of operations

Bequest Bonds I, Inc. (the Company) is offering a maximum of $75,000,000 in its Series A Bonds (the “Bonds”). The purchase price is $1,000 per Series A Bond with a minimum purchase amount of $1,000; however, the Company, at management’s sole discretion, reserves the right to accept lesser purchase amounts. These private Bonds will offer a 7% annual preferred yield with a 1-year lock up period.

The Bonds will be offered and sold on a continuous basis directly through the websites www.bqfunds.com and www.bytefederal.com, as well as through Byte Federal, Inc. platforms, which include Byte Federal Bitcoin ATMs and the ByteWallet app, which can be found on Apple App Store and Google Play Store.

The aggregate initial offering price of the Bonds will not exceed $75,000,000 in any 12-month period, and there is no minimum number of Bonds that need to be sold. This Bond offering is being conducted on a “best efforts” basis, which means that there is no guarantee that any minimum amount will be sold.

An investment in the Company involves numerous risks and uncertainties, including the following:

●	We have a limited operating history and may not be able to operate our business successfully or generate sufficient cash flows to accomplish our business objectives;

●	We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives;

●	We have set the offering price arbitrarily and it may not reflect the value of the Bonds;

●	There is no minimum amount required as a condition of our accepting subscriptions and using the funds raised from the issuance of these Bonds.

The Company was originally formed as a Limited Liability Company in the State of Delaware on February 15, 2024. The Company converted to a Delaware Corporation on March, 19, 2024.

b.	Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) as detailed in the Financial Accounting Standards Board’s Accounting Standards Codification. The financial statements have been prepared on the accrual basis of accounting. The financial statements cover the period from the Company's inception on February 15, 2024 through March 31, 2024.

Bequest Bonds I, Inc.

Notes to the Financial Statements

For the period (since inception on February 15, 2024) ended March 31, 2024

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

●	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

●	Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

●	Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The Company does not have any assets or liabilities that require fair value measurement.

e. Income taxes

The Company applies ASC 740 Income Taxes (“ASC 740”). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

Bequest Bonds I, Inc.

Notes to the Financial Statements

For the period (since inception on February 15, 2024) ended March 31, 2024

The Company uses a calendar year end for income tax reporting purposes and files a Corporate tax return annually. The Company’s provision for income taxes is based on the asset and liability method of accounting whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets and liabilities are related to differences in calculating depreciation on fixed assets, timing of deductions for certain accrued expenses, and taxes related to net operating losses.

f. Concentrations of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

g. Cash and cash equivalents

Cash and cash equivalents includes short-term investments and highly liquid investments in money market instruments which are carried at the lower of cost and market value with a maturity date of three months or less from the acquisition date. These are valued at cost which approximates market value.

h. Recently issued accounting pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. The Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

i. Comprehensive income

The Company does not have any comprehensive income items other than net income.

Bequest Bonds I, Inc.

Notes to the Financial Statements

For the period (since inception on February 15, 2024) ended March 31, 2024

2. Stockholders’ equity

Under the articles of incorporation, the total number of Common Shares of stock that the Company shall have authority to issue is 75,000 shares with a $1,000 par value per share. As of March 31, 2024 zero shares had been issued.

3. Operating and management services agreements

The Company has entered into a Management Services Agreement (the “Agreement”) with B and B Management, LLC, a related party under common ownership and control. B and B Management LLC and it’s Management Team will control the management of the Company and B and B Management LLC will own 100% of the common shares of the Company and will be entitled to yield extensive influence regarding the Board of Directors. There have been no shares issued to B and B Management LLC to date. The Management Team will consist of Shawn Muneio – Chief Executive Officer, Lennart Lopin – President, and Mark Paolillo – Chief Operating Officer. The Board of Directors of B and B Management LLC will consist of five (5) members, as follows: Shawn Muneio, Martin Saenz, P. James Hirchak, Jr., Lennart Lopin and Mark Paolillo.

The Company is dependent on the Management Team to manage operations and acquire and manage the Company’s portfolio of assets. Accordingly, any adverse changes in the financial health of B and B Management LLC, or its affiliates, or our relationship with them could hinder our operating performance and our ability to meet our financial obligations. The Management Team depends upon the fees and other compensation that it receives in connection with the management of the Company’s assets to conduct its operations. Under the Agreement, the Company will pay the Management Team a fee calculated as an annualized 3% of the total sum of invested monies, calculated as of the last calendar day of the month. If the maximum offering amount is raised and used to acquire assets, the Company estimates that it will pay a management Fee of approximately $2,250,000 annually. Additionally, B and B Management LLC will receive reimbursement in the amount of $45,000 for startup and administrative costs.

4. Commitments and contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations. The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

Bequest Bonds I, Inc.

Notes to the Financial Statements

For the period (since inception on February 15, 2024) ended March 31, 2024

5. Going concern

The financial statements have been prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future. The Company was recently incorporated and has yet to be capitalized or begin operations. Those factors and conditions create a substantial doubt about the Company’s ability to continue as a going concern for the year following the date the financial statements are available to be issued. Management of the Company has evaluated these conditions and has proposed a plan to raise funds via a Regulation A offering. The ability of the Company to continue as a going concern and meet its obligations as they become due is dependent on management’s ability to successfully implement the plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

6. Subsequent events

The Company intends to initiate a Regulation A offering of its shares after March 31, 2024. The Company is authorized to raise $75 million and as of April 11, 2024, the Company has not raised any funds. Management has executed all related Company documents required to file its application with the US SEC for Reg A securities exemption.

Management evaluated all activity of the Company through April 11, 2024 (the issuance date of the financial statements) and concluded that no other subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.